Exhibit 1.01

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Global Services Implements its Catalyst XPS Solution at a

Leading Medical Equipment Manufacturer

Multi-site Implementation completed in Welch Allyn’s U.S., Mexico and Brazil Facilities

PHILADELPHIA – May 26, 2010 — CDC Global Services announced today it completed the implementation of Catalyst XPS, a native SAP® cross-carrier packing and shipping product, at Welch Allyn, a leading global manufacturer of medical diagnostic equipment and a complete range of digital and connected solutions.

Catalyst XPS helps Welch Allyn manage its small parcel carrier packing and shipping activities with one centralized solution across three sites in the U.S., Mexico, and Brazil. Eventually, Welch Allyn plans to implement Catalyst XPS at more than 10 additional sites globally, including Japan, Canada, Ireland, South Africa, and Australia.

After an extensive search, Welch Allyn selected CDC Global Services’ Catalyst consulting business to implement the XPS solution across its global supply chain. Welch Allyn has experienced growth in recent years and recently acquired a channel partner to expand operations in Latin and South America. As part of this acquisition, Welch Allyn determined that it needed to migrate the channel partner’s existing legacy ERP systems to SAP ECC 6.0.

As part of the SAP upgrade, Welch Allyn also needed to upgrade its shipping application, both for the acquired company, as well as across its existing supply chain network. The legacy manifesting/LTL (less than truckload) solution was primarily manual, and did not have the functionality that Welch Allyn required to reduce operating costs and improve functionality for its shipping operations, specifically in connection with hazardous material shipments. In addition, Welch Allyn had very complex, specific packing requirements that were not available through standard SAP packing transactions. Catalyst XPS delivered these capabilities, including the required packing features and the ability to process and print hazardous declaration forms.

Catalyst XPS is fully integrated within Welch Allyn’s global SAP architecture, helping to minimize integration costs by eliminating the need for middleware. Catalyst XPS also provides a centralized point of access across the supply chain with complete integration to many of the leading global small parcel carriers, including FedEx, UPS, DHL and USPS, among others. With Catalyst XPS, Welch Allyn has increased visibility of each order and Track/Trace capabilities, along with real- time access to key information — including shipments, freight charges, and billed weight —and all within their SAP environment

“Catalyst XPS is very good fit for Welch Allyn primarily because the product met all of our functional requirements — and all within a native SAP architecture,” said Jeff Bronk, supply chain business application manager for Welch Allyn. “This solution enables us to meet our diverse and customized packing and shipping requirements across our global supply chain, while providing the flexibility to accommodate local site needs within a centralized solution.”

“We are excited about our successful implementation of the Catalyst XPS application for Welch Allyn,” said Chris Gregory, director of sales for CDC Global Services’ Catalyst consulting business unit. “Catalyst XPS provides a centralized global shipping solution that helps to significantly increase productivity, lower operating costs, and improve service levels to its customers. Welch Allyn represents another project milestone for our expanding Catalyst XPS customer base.”

CDC Global Services Catalyst business has been a proven partner for SAP Supply Chain Management (SCM) implementation and consulting services for more than 10 years, with more than 300 successful implementations across a diverse global client base. As a certified SAP Services Partner, Catalyst’s primary focus is implementing and optimizing SAP LES applications, including SAP SCM EWM (Extended Warehouse Management), WM, SAP Mobile Data Collection, small parcel/LTL shipping, and Enterprise Mobility Solutions.

About Welch Allyn

Founded in 1915 and headquartered in Skaneateles Falls, NY (USA), Welch Allyn is a leading global manufacturer of medical diagnostic equipment and a complete range of digital and connected solutions. With 2,500 employees working in 26 different countries, Welch Allyn specializes in helping doctors, nurses, and other frontline practitioners across the globe provide the best patient care by developing innovative products, breakthrough technologies, and cutting-edge solutions that help them see more patients, detect more conditions, and improve more lives. More information about Welch Allyn and its complete line of connected products and solutions may be found at www.welchallyn.com

About CDC Global Services

CDC Global Services provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, staff augmentation, managed-help desk solutions and a full range of business process outsourcing offerings. It can also provide hardware for data collection and RFID, through partnerships with some of the industry’s most formidable vendors. CDC Global Services embraces a customer-first approach being able to draw upon a wide range of expert resources to address each customer’s unique business needs, while keeping their best interest as a top priority. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information, please visit www.cdcglobalservices.com.

SAP® is a registered trademark of their respective owner, and not those of CDC Global Services or its affiliates.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to Catalyst XPS and our other products, our beliefs regarding the benefits and utility of Catalyst XPS and the Catalyst XPS business, our beliefs regarding the potential effects and benefits for users of our products, our beliefs regarding the planned implementation and timing and success thereof, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the economy; the continued ability of Catalyst XPS solutions to address the shipping requirements of companies and changes in the type of information required to compete in the small parcel carrier packing and shipping market. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

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